Pernod Ricard

03 NOV 12 AM 7:21

82-3361

03037280

November 4th, 2003

AP/CE/364.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

SUPPL

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 3 pages

dlw 11/12

Pernod Ricard

Pernod Ricard: Nine-month sales
Slight acceleration in sales growth during 3rd quarter
Wine & Spirits: 8.5% organic growth to 30 September 2003

Paris, 3 November 2003 – Wine & Spirits sales (excluding duties and taxes) for the nine-month period ending 30 September 2003 amounted to € 2,314 million. This reflects the good sales performance enjoyed during the 3rd quarter, which led to an increase in the organic sales growth rate to 8.5% for the nine-month period ending 30 September 2003 from 8% for the 6-month period ending 30 June 2003. Forex movements impacted 2003 nine-month Wine & Spirits sales by € -207 million (9%), partially offset by an increase of € 29 million (1.3%) due to Group structure changes.

France Wine & Spirits sales, as previously announced, enjoyed an improvement during the 3rd quarter, with an increase in sales value. However, this reflects contrasting developments by product segments: consumption of anise drinks stabilised during this period while whisky consumption was adversely affected by the heatwave.

Rest of Europe Wine & Spirits sales maintained strong organic growth during the 3rd quarter, with most European countries, and in particular Italy, the United Kingdom and Germany, continuing to operate well in a difficult environment.

Americas Wine & Spirits sales enjoyed accelerated organic growth during the 3rd quarter driven by the economic recovery in the United States, achieving a nine-month cumulative growth rate of 10.8%. The United States in particular posted dynamic results during the 3rd quarter, due in part to the launch of year-end promotions.

Asia - Pacific Wine & Spirits sales confirmed its growth potential, delivering another quarter of significant organic growth.

Wine & Spirits key brand sales volumes:

The Group's 12 key brands increased sales by 2% for the first 9 months of 2003, after reporting almost stable sales growth of 0.2% for the first half of 2003.

Chivas Regal (up 5%) confirmed the good growth of the first six months of 2003 and benefited from the recovery in the United States during the last quarter, as well as from the continued brand development efforts in Chinese Asia.

Martell (up 7%) posted improved 3rd quarter results in all of its markets, notably including significant sales growth in the United States.

Havana Club enjoyed a spectacular turnaround in the 3rd quarter in line with forecast, posting 9% sales growth for the nine-month period.

Jameson and Jacob's Creek both enjoyed very positive developments in line with the Group's expectations, posting sales increases of 7% and 12% respectively for the nine-month period ending 30 September 2003.

Other business:

Nine-month sales value of other business activities decreased significantly to € 95 million from € 1,366 million for the same period last year, entirely as a result of businesses exiting the consolidation scope following their disposal.
Consolidated sales at 30 September 2003 thus amounted to € 2,409 million.

Outlook and conclusions:

These good results are in line with 2003 full-year forecasts, noting that the achievement of the full year target will significantly depend on 4th quarter sales, which historically account for nearly one-third of annual sales.

Your contacts:
Francisco de la VEGA / Communication — Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations — Tel: +33 (0)1 41 00 41 71

For further information on Pernod Ricard, please visit our web site at: www.pernod-ricard.com

APPENDIX

Sales split at 30 September 2003 (€ millions)

(M Euros)	30/09/2002		30/09/2003		Change		Organic growth		Currency impact		Total perimeter impact	
Total Wine & Spirits	2,297.3	62.7%	2,313.9	96.1%	16.6	0.7%	194.1	8.5%	-206.9	-9.0%	29.4	1.3%
Total Other Business	1,366.3	37.3%	94.7	3.9%	-1,271.6	-93.1%	0,1	0.0%	-0.6	0.0%	-1,271.1	-93.0%
Total Group	**3,663.6**	**100%**	**2,408.6**	**100%**	**-1,255.0**	**-34.3%**	**194.2**	**5.3%**	**-207.5**	**-5.7%**	**-1,241.8**	**-33.9%**

Wine & Spirits, sales split at 30 September 2003 (€ millions)

(M Euros)	30/09/2002		30/09/2003		Change		Organic growth		Currency impact		Total perimeter Impact	
Wine & Spirits France	416.4	18.1%	406.9	17.6%	-9.5	-2.3%	-8.4	-2.0%			-1.1	-0.3%
Wine & Spirits Europe	846.3	36.8%	887.7	38.4%	41.4	4.9%	62.9	7.4%	-31.7	-3.7%	10.2	1.2%
Wine & Spirits Americas	579.0	25.2%	531.7	23.0%	-47.3	-8.2%	62.3	10.8%	-117.0	-20.2%	7.4	1.3%
Wine & Spirits ROW	455.6	19.8%	487.6	21.1%	32.0	7.0%	77.3	17.0%	-58.2	-12.8%	12.9	2.8%
Total Wine & Spirits	**2,297.3**	**100%**	**2,313.9**	**100%**	**16.6**	**0.7%**	**194.1**	**8.5%**	**-206.9**	**-9.0%**	**29.4**	**1.3%**

Growth by key brands and business segment at 30 September 2003

	2003/2002 (9 months)	MAT 2003/2002 at end September 2003
Jacob's Creek	+12%	+10%
Havana Club	+9%	+12%
The Glenlivet	+8%	+10%
Amaro Ramazzotti	+7%	+9%
Martell	+7%	+4%
Jameson	+7%	+7%
Chivas	+5%	+2%
Wild Turkey	+4%	+3%
Seagram Gin	+2%	+3%
Pastis 51	-5%	-2%
Clan Campbell	-6%	-5%
Ricard	-6%	-5%
Total - 12 Key Brands	***+2%***	***+3%***
Total - Spirits	***+6%***	***+6%***
Total - Wine	***+8%***	***+6%***

HEAD OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 174,798,646
TEL: +33 (0)1 41 00 40 95 – FAX: +33 (0)1 41 00 40 85 – RCS (PARIS) N° B 582 041 943